Forlink Software Corporation, Inc.
                         9/F, Fang Yuan Mansion, No. 56
                   Zhongguancun South Rd, Yi Haidian District
                            Beijing, China F4 100044

                                  April 6, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC, 20549
Attn: Brad Skinner
      Sherri Bowen
      Marc Thomas

                    Re:  Forlink Software Corporation, Inc.
                         Form 10-KSB For Fiscal Year Ended December 31, 2004 Filed March 31, 2005
                         Form 10-QSB For Fiscal Quarter Ended March 31, 2005 Filed May 16, 2005
                         Form 10-QSB For Fiscal Quarter Ended June 30, 2005 Filed August 15, 2005
                         Form 10-QSB For Fiscal Quarter Ended September 30, 2005 Filed November 14, 2005
                         File No.0-18731

Mr. Skinner, Ms. Bowen and Mr. Thomas:

      Set forth below are the responses from Forlink Software Corporation, Inc. (the "Company") to the verbal comments received from the staff ("Staff") of the Securities and Exchange Commission regarding Company's discussion in its Form 10-KSB for fiscal year ended December 31, 2004 (the "Form 10-KSB") and in the Form 10-QSB filed for fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 (the "Form 10-QSBs") regarding "goodwill". Please find below the description of the Staff's verbal request for additional information below and the Company's response. In addition, please find below the "Explanatory Notes" that the Company would like to append at the beginning of the Amendment No. 1's to the Form 10-KSB and the Form 10-QSBs to explain the amendments and/or revisions being made to the Form 10-KSB and the Form 10-QSBs for your review.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Note 9 Goodwill

Form 10-QSB for Quarter Ended March 31, 2005

Note 8 Goodwill

SEC: Please provide a write-up or work-up that explains why the Company believes that an adjustment in the market price used by the Company for determining the value of the acquirer's marketable equity securities issued to effect the purchase business combination (adjustment reflecting the use of the market price over a reasonable period of time before and after the terms of the acquisition are agreed to and announced as required under EITF 99-12 Issue 1, instead of using the market price the Company used for valuation which was the market price on January 11, 2001) is not material. Include what the effect would have been on the beginning retained earnings if an adjustment to that price were to have been implemented.

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
April 6, 2006
Page 2

Forlink: The Company believes that an adjustment in the market price used in determining the value the acquirer's marketable equity securities issued to effect the purchase business combination is not warranted because the difference in market price the Company used (as of January 11, 2001) as opposed to the average market price over a reasonable period of time before and after the terms of the acquisition were agreed to and announced is not material because the transaction happened in 2001 and the only subsequent impact of the error of understatement of goodwill was the understatement of an impairment loss that was recorded in the second quarter in 2002. As shown in the attached spreadsheet work-up (Exhibit "A" hereto), the understatement of goodwill completely offsets the understatement of impairment, and there was no impact on the total stockholders' equity in the second quarter in 2002. Since the difference in the market price used had no continuing impact on the stockholders' equity in any of the periods presented in the 2004 10-KSB or 2005 10-QSBs, we believe that the Company's financial statement users would be indifferent to correcting this issue in prior periods. Further, the effect on the beginning retained earnings if such an adjustment of the market price was made would have been a $2,547,000 understatement of impairment loss of goodwill in the second quarter of 2002. Such understatement would have been offset against the understatement of "additional paid-in capital" for the same amount had the Company used the average market price over a reasonable period of time before and after the terms of the acquisition were agreed and announced instead of the market price of the Company at January 11, 2001. Please also refer to the attached Exhibit "A" for a detailed calculation. Therefore, we do not believe a restatement of such periods is warranted.

ADDITIONAL INSERTS TO FORM 10-KSB ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 2004 AND FORM 10-QSB QUARTERLY REPORTS FOR PERIODS ENDED MARCH 31, 2005, JUNE 30, 2005 AND SEPTEMBER 30, 2005:

      Please find below the additional Explanatory Notes that the Company will insert after the cover page in the Amendment No. 1's to the Form 10-KSB Annual Report for fiscal year ended December 31, 2004 and the Form 10-QSB Quarterly Reports for quarterly periods ended March 31, 2005, June 30, 2005, and September 30, 2005, that explain the amendments and/or revisions being made to these periodic reports:

1.    Insert for Form 10-KSB Annual Report for year ended December 31, 2004:

                   EXPLANATORY NOTE REGARDING THIS AMENDMENT:

      This Amendment No. 1 to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 ("Form 10-KSB/A") is filed to: (i) add disclosures in Item 1 regarding the specific nature of the operations of each of the Company's businesses, including that none of the entities were discontinued or dissolved during the reporting period, management's plan for the

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
April 6, 2006
Page 3

      entities going forward, and information describing the principal activities of Forlink Technologies (Hong Kong) Limited ("FTHK"), and Beijing Forlink Hua Xin Technology Co. Ltd. ("BFHX"); (ii) add disclosures in Item 1 regarding Company's relationship with customers China Mobile and Beijing Mobile Communication Company ("Beijing Mobile") and their impact on the Company's operating history; (iii) add disclosures in Item 6 regarding the amount of product and services revenues recognized from Beijing Mobile during the periods presented, the types of services provided, the nature and length of the arrangement with Beijing Mobile, and other information regarding the importance of Beijing Mobile to the Company's operating performance; (iv) add disclosures in Item 6 and in
      Note 2 to the Company's financial statements (both under subheading "Revenue Recognition") regarding the Company's integration services for the Company's application solution products being accounted for under SOP 97-2 and explanations as to how the Company recognizes revenues and related costs under these types of contracts; (v) add disclosures in Item 6 and in Note 2 to the Company's financial statements (both under subheading "Revenue Recognition") regarding how vendor-specific objective evidence ("VSOE") is determined for the Company's multi-element contracts and how revenue related to services provided under those contracts are recognized; (vi) add a disclosure in Item 6 and Note 2 to the Company's financial statements (both under subheading "Revenue Recognition") discussing how the Company is accounting for Application Services Providers services (including how revenue is recognized) with reference to the applicability of EITF 00-3 (Application of AICPA Statement of SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware); (vii) add a disclosure in Item 6 (under subheading "Liquidity and Capital Resources") explaining the inventory decrease between December 31, 2003 and December 31, 2004; (viii) add a disclosure in Item 6 (under subheading "Accounting for Goodwill") and in Note 9 to the Company's financial statements (under subheading "Goodwill") regarding the goodwill that resulted from the reverse acquisition transaction between Beijing Slait Science & Technology Development Limited Co. and the Company, including how the goodwill amount was recorded, how the amount recorded was determined, the goodwill impairments which have been recorded since the initial recording of the goodwill, a description as to how the Company tests for impairment, and the reasons why the Company believes that as of December 31, 2003 and 2004, there has been no further impairment in goodwill; and (ix) revise the Company's Consolidated Statement of Operations (the "Statement of Operations") to remove, from its net sales, the value added tax ("VAT") rebate that it receives in connection with software sales and, instead, to present the VAT rebate that it receives as part of "Other Income" in the Statement of Operations; and (x) make revisions in Item 6 in the discussion under the subheading "REVENUES" regarding the revenue breakdown by business line to reflect the above-described revision of net sales in the Statement of Operations; and
      (xi) make revisions in Item 6 in the discussion under the subheading "CONSOLIDATED RESULTS OF OPERATIONS" regarding net sales, gross profits, net profits, and also add a disclosure regarding "Other Income" that all correspond with the revisions made to the Company's Statement of Operations. Except as required to reflect the changes noted above, this Form 10-KSB/A does not attempt to modify or update any other disclosures set forth in the original filing. Additionally, this Form 10-KSB/A does not purport to provide a general update or discussion of any other developments of the Registrant subsequent to the original filing. The filing of this Form 10-KSB/A shall not be deemed an admission that the original filing, when made, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
April 6, 2006
Page 4

2.    Insert For Form 10-QSB Quarterly Report For Quarter Ended March 31, 2005:

                   EXPLANATORY NOTE REGARDING THIS AMENDMENT:

      This Amendment No. 1 to our Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2005 ("Form 10-QSB/A") is filed to: (i) add disclosures in Item 2 regarding Company's relationship with customers China Mobile and Beijing Mobile Communication Company ("Beijing Mobile") and their impact on the Company's operating history; (ii) add disclosures in Item 2 under the subheading "OVERVIEW" regarding the amount of product and services revenues recognized from Beijing Mobile during the periods presented, the types of services provided, the nature and length of the arrangement with Beijing Mobile, and other information regarding the importance of Beijing Mobile to the Company's operating performance; (iii) add disclosures in Item 2 under the subheading "REVENUES" and revise the disclosure in Item 2 under the subheading "Net Sales" to explain why revenues decreased significantly during the first quarter of fiscal 2005;
      (iv) add disclosures in Item 2 and in Note 2 to the Company's financial statements (both under the subheading "Revenue Recognition") regarding the Company's integration services for the Company's application solution products being accounted for under SOP 97-2 and explanations as to how the Company recognizes revenues and related costs under these types of contracts; (v) add disclosures in Item 2 and in Note 2 to the Company's financial statements (both under the subheading "Revenue Recognition") regarding how vendor-specific objective evidence ("VSOE") is determined for the Company's multi-element contracts and how revenue related to services provided under those contracts are recognized; (vi) add a disclosure in Item 2 and Note 2 to the Company's financial statements (both under the subheading "Revenue Recognition") discussing how the Company is accounting for Application Services Providers services (including how revenue is recognized) with reference to the applicability of EITF 00-3 (Application of AICPA Statement of SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware); (vii) add a disclosure in Item 2 (under subheading "LIQUIDITY AND CAPITAL RESOURCES") explaining the inventory decrease between December 31, 2003 and December 31, 2004; (viii) add a disclosure in Item 2 (under subheading "Accounting for Goodwill") and in Note 8 (under subheading "Goodwill") regarding the goodwill that resulted from the reverse acquisition transaction between Beijing Slait Science & Technology Development Limited Co. and the Company, including how the goodwill amount was recorded, how the amount recorded was determined, the goodwill impairments which have been recorded since the initial recording of the goodwill, a description as to how the Company tests for impairment, and the reasons why the Company believes that as of December 31, 2003 and 2004, there has been no further impairment in goodwill; and (ix) revise the Company's Consolidated Statement of Operations (the "Statement of Operations") to remove, from its net sales, the value added tax ("VAT") rebate that it receives in connection with software sales and, instead, to present the VAT rebate that it receives as part of "Other Income" in the Statement of Operations; and (x) make revisions in Item 2 in the discussion (under subheading "REVENUES") regarding the revenue breakdown by business line to reflect the above-described revision of net sales in the Statement of Operations; and (xi) make revisions in Item 2 in the discussion (under subheading "CONSOLIDATED RESULTS OF OPERATIONS") regarding net sales, gross profits, net profits, and also add a disclosure regarding "Other Income" that all correspond with the revisions made to the Company's Statement of Operations. Except as required to reflect the changes noted above, this Form 10-QSB/A does not attempt to modify or update any other disclosures set forth in the original filing. Additionally, this Form 10-QSB/A does not purport to provide a general update or discussion of any other developments of the Registrant subsequent to the original filing. The filing of this Form 10-QSB/A shall not be deemed an admission that the original filing, when made, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
April 6, 2006
Page 5

3.    Insert For Form 10-QSB Quarterly Report For Quarter Ended June 30, 2005:

                   EXPLANATORY NOTE REGARDING THIS AMENDMENT:

      This Amendment No. 1 to our Quarterly Report on Form 10-QSB for the period ended June 30, 2005 ("Form 10-QSB/A") is filed to: (i) revise the Company's Consolidated Statement of Operations (the "Statement of Operations") to remove, from the Company's "Net Sales", the value added tax ("VAT") rebate that it receives in connection with software sales and, instead, to present the VAT rebate that it receives as part of "Other Income" in the Statement of Operations; (ii) make revisions in Item 2 in the discussion (under subheading "REVENUES") regarding the revenue breakdown by business line to reflect the above-described revision of net sales in the Statement of Operations; and (iii) make revisions in Item 2 in the discussion (under subheading "CONSOLIDATED RESULTS OF OPERATIONS") regarding net sales, gross profits, and net profits that correspond with the revisions made to the Company's Statement of Operations. Except as required to reflect the changes noted above, this Form 10-QSB/A does not attempt to modify or update any other disclosures set forth in the original filing. Additionally, this Form 10-QSB/A does not purport to provide a general update or discussion of any other developments of the Registrant subsequent to the original filing. The filing of this Form 10-QSB/A shall not be deemed an admission that the original filing, when made, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

4.    Insert For Form 10-QSB Quarterly Report For Quarter Ended September 30,
      2005:

                   EXPLANATORY NOTE REGARDING THIS AMENDMENT:

      This Amendment No. 1 to our Quarterly Report on Form 10-QSB for the period ended September 30, 2005 ("Form 10-QSB/A") is filed to: (i) revise the Company's Consolidated Statement of Operations (the "Statement of Operations") to remove, from the Company's "Net Sales", the value added tax ("VAT") rebate that it receives in connection with software sales and, instead, to present the VAT rebate that it receives as part of "Other Income" in the Statement of Operations; (ii) make revisions in Item 2 in the discussion (under subheading "REVENUES") regarding the revenue breakdown by business line to reflect the above-described revision of net sales in the Statement of Operations; and (iii) make revisions in Item 2 in the discussion (under subheading "CONSOLIDATED RESULTS OF OPERATIONS") regarding net sales, gross profits, and net profits that correspond with the revisions made to the Company's Statement of Operations. Except as required to reflect the changes noted above, this Form 10-QSB/A does not attempt to modify or update any other disclosures set forth in the original filing. Additionally, this Form 10-QSB/A does not purport to provide a general update or discussion of any other developments of the Registrant subsequent to the original filing. The filing of this Form 10-QSB/A shall not be deemed an admission that the original filing, when made, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
April 6, 2006
Page 6

      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned if you should have further questions or comments.

                                        Very Truly Yours,

                                        FORLINK SOFTWARE CORPORATION, INC.

                                        By: /s/ Hongkeung Lam
                                            --------------------------------
                                            Hongkeung Lam
                                            Chief Financial Officer

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
April 6, 2006
Page 7

                    Company Certification and Acknowledgment

On behalf of Forlink Software Corporation, Inc. (the "Company), I, Hong Keung Lam, certify and acknowledge as follows in connection with responding to the Staff's verbal comments regarding the Company's Form 10-KSB Annual Report for fiscal year ended December 31, 2004 and Form 10-QSB Quarterly Reports for Quarterly Periods ended March 31, 2005, June 30, 2005 and September 30, 2005:

      1. I am the duly appointed Chief Financial Officer of the Company and have the power and authority to make the certification and acknowledgment contained herein for the Company;

      2. the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings with the Commission;

      3. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings with the Commission; and

      4. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

/s/ Hongkeung Lam
--------------------------------------
Hongkeung Lam
Chief Financial Officer
Forlink Software Corporation, Inc.

Phone: 011 86 10 8802 6633
Fax: 011 86 10 8802 6533
Email: ir@forlink.com

EXHIBIT "A" TO FORLINK SOFTWARE CORPORATION, INC.
REPLY LETTER TO SECURITIES AND EXCHANGE COMMISSION STAFF VERBAL COMMENTS
RE: FURTHER EXPLANATION ON GOODWILL ADJUSTMENT

REPLY LETTER DATED APRIL 6, 2006

--------------------------------------------------------------------------------
GOODWILL DETERMINATION
--------------------------------------------------------------------------------

                                                                      -------------   -------------------------------



                                                                      No. of common                        Amount of
                                                                      stock/options   Stock price at      Goodwill as
                                                                          issued         1/11/2001         reported
                                                                      -------------   -------------------------------
Consideration paid as:
       Common stock of Forlink issued                                   25,470,000      $      0.34      $ 8,659,800
       Options of Forlink issued @$0.15 per option                         837,000                           125,550
                                                                                                         -----------
                                                                                                           8,785,350
       Allocation to historical book value/fair value of
       Forlink's assets and liabilities                                                                     (134,781)
                                                                                                         -----------
       Excess purchase price over allocation to identificable
       assets and liabilities (goodwill)                                                                 $ 8,650,569
                                                                                                         ===========

Understatement of Goodwill at 12/31/2001 (reported vs EITF 99-12)
(item a)

                                                                      -------------   -------------------------------

                                                                      -------------------------------
                                                                      Average Stock
                                                                        price for
                                                                        1/9/2001         Amount of
                                                                      to 1/16/2001,     Goodwill in
                                                                      complies with   compliance with
                                                                        EITF 99-12       EITF 99-12
                                                                      -------------------------------
Consideration paid as:
       Common stock of Forlink issued                                  $      0.44      $11,206,800
       Options of Forlink issued @$0.15 per option                                          125,550
                                                                                        -----------
                                                                                         11,332,350
       Allocation to historical book value/fair value of
       Forlink's assets and liabilities                                                    (134,781)
                                                                                        -----------
       Excess purchase price over allocation to identificable
       assets and liabilities (goodwill)                                                $11,197,569
                                                                                        ===========

Understatement of Goodwill at 12/31/2001 (reported vs EITF 99-12)
(item a)                                                                                $ 2,547,000
                                                                                        ===========
                                                                      -------------------------------

--------------------------------------------------------------------------------
GOODWILL IMPAIRMENT TEST
--------------------------------------------------------------------------------

                                                                  -----------------   ----------------------------

                                                                                         Stock
                                                                    No. of common       price at         Amount as
                                                                  stock outstanding    6/30/2002         reported
                                                                  -----------------   ----------------------------
First transitional goodwill impairment test at 6/30/2002:
       Common stock outstanding at 6/30/2002                          85,073,207      $      0.05      $ 4,253,660
       Carrying amount of net assets, including goodwill                                                 9,562,420
                                                                                                       -----------
       Loss on impairment of goodwill                                                                  $(5,308,760)
                                                                                                       ===========

Understatement of impairment at 6/30/2002 (reported vs goodwill under EITF 99-12) (item b)

                                                                  -----------------   ----------------------------

                                                                  -----------------------------
                                                                                      Amount
                                                                     Stock         if goodwill
                                                                    price at      complies with
                                                                   6/30/2002        EITF 99-12
                                                                  -----------------------------
First transitional goodwill impairment test at 6/30/2002:
       Common stock outstanding at 6/30/2002                      $      0.05      $ 4,253,660
       Carrying amount of net assets, including goodwill                            12,109,420
                                                                                   -----------
       Loss on impairment of goodwill                                              $(7,855,760)
                                                                                   ===========

Understatement of impairment at 6/30/2002 (reported vs goodwill
under EITF 99-12) (item b)                                                         $(2,547,000)
                                                                                   ===========
                                                                  -----------------------------

--------------------------------------------------------------------------------
EFFECT ON TOTAL STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                    ------------      ---------------------------------
                                                                                        Additional    Retained profits/
                                                                                         paid-in        (accumulated
                                                                    Common Stock         capital           losses)
                                                                    ------------      ---------------------------------
At 12/31/2001, as reported in 10-KSB previously                     $     85,073      $  8,748,090      $    468,180
Understatement of Goodwill at 12/31/2001 (per item (a) above)                 --         2,547,000                --
                                                                    ------------      ---------------------------------

At 12/31/2001, as goodwill under EITF 99-12                         $     85,073      $ 11,295,090      $    468,180
                                                                    ============      =================================

At 6/30/2002, as reported in 10-QSB previously                      $     85,073      $  8,791,062      $ (4,622,475)
Understatement of Goodwill at 12/31/2001 (per item (a) above)                 --         2,547,000                --
Understatement of impairment at 6/30/2002 (per item (b) above)                --                --        (2,547,000)
                                                                    ------------      ---------------------------------

At 6/30/2002, as goodwill under EITF 99-12                          $     85,073      $ 11,338,062      $ (7,169,475)
                                                                    ============      =================================

                                                                    --------------------------------
                                                                        Total          Difference in
                                                                    Stockholders'      stockholders'
                                                                       equity              equity
                                                                    --------------------------------
At 12/31/2001, as reported in 10-KSB previously                     $  9,301,343
Understatement of Goodwill at 12/31/2001 (per item (a) above)          2,547,000          2,547,000
                                                                    --------------------------------

At 12/31/2001, as goodwill under EITF 99-12                         $ 11,848,343       $  2,547,000
                                                                    ================================

At 6/30/2002, as reported in 10-QSB previously                      $  4,253,660
Understatement of Goodwill at 12/31/2001 (per item (a) above)          2,547,000          2,547,000
Understatement of impairment at 6/30/2002 (per item (b) above)        (2,547,000)        (2,547,000)
                                                                    --------------------------------

At 6/30/2002, as goodwill under EITF 99-12                          $  4,253,660       $         --
                                                                    ================================

CONCLUSION
--------------------------------------------------------------------------------
Understatement of goodwill completely offsets the understatement of impairment. Since it had no continuing impact on the Stockholders' Equity in any of the periods presented in the 2004 10-KSB or 2005 10-QSBs, we believe the Company's financial statement users would be indifferent to correcting this issue in prior periods. Therefore, we do not believe a restatement of such periods is warranted.
--------------------------------------------------------------------------------